UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: June 14, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

Amsterdam, 14 June 2017 - VimpelCom Holdings B.V. (the “Issuer”), a subsidiary of VEON Ltd. (“VEON”), today announced the pricing of its US$600,000,000 3.95% Senior Notes due 2021 and US$900,000,000 4.95% Senior Notes due 2024 (collectively, the “Notes”), which will be issued subject to market and other customary conditions (the “Offering”). The Issuer intends to use the net proceeds of the Offering (i) to finance the purchase of the: (x) US$1,000,000,000 9.125% Loan Participation Notes due 2018, (y) US$1,000,000,000 7.748% Notes due 2021, in each case issued by VIP Finance Ireland Limited and (z) US$1,500,000,000 7.5043% Notes due 2022, issued by the Issuer (together, the “Existing Notes”), tendered and accepted for purchase in accordance with the terms and conditions of a tender offer launched by the Issuer on 30 May 2017 pursuant to an offer to purchase of the same date and (ii) for general corporate purposes. The completion of the Offering is a condition to the purchase of the Existing Notes in the tender offer, and the settlement date for the Offering is expected to be 16 June 2017.

Disclaimer

The above is for informational purposes only and does not constitute an invitation to participate in the Offering or a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any sale of securities or invitation to participate in the Offering in any jurisdiction in which such offer, solicitation, invitation or sale would be unlawful prior to registration or qualification under applicable securities laws. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. There will be no public offer of the Notes in the United States (for these purposes, “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia).

The Issuer considers portions of this announcement to be forward-looking statements. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “continue” or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which the Issuer cannot predict with accuracy and some of which the Issuer might not even anticipate. Although the Issuer believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, the Issuer can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties.